SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 Interim Report
                        Quarter ended September 30, 1999

                              CONSOLTEX GROUP INC.
                 (Translation of Registrant's Name Into English)

       8555, route Transcanadienne, Saint-Laurent, Quebec, H4S 1Z6, Canada
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F |X| Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes |_| No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

--------------------------------------------------------------------------------

                              CONSOLTEX GROUP INC.

                                [GRAPHIC OMITTED]

                          The quality is woven right in

                                 INTERIM REPORT

--------------------------------------------------------------------------------

                              FOR THE QUARTER ENDED

                               SEPTEMBER 30, 1999

                                 INTERIM REPORT

                              For the quarter ended
                               September 30, 1999

                         CONSOLTEX THIRD QUARTER RESULTS

Consoltex Group Inc. reported a loss of $2.8 million during the quarter ended September 30, 1999 compared to a loss of $0.9 million reported for the comparable quarter last year. Consolidated sales were $126.2 million, or 12.0% higher than the quarter ended September 30, 1998. The increase in sales results from sales generated by the two business acquisitions completed in 1999. In February 1999, Consoltex acquired Royalton, a garment manufacturer in Mexico, which generated additional sales of $2.0 million during the quarter. In July 1999, the Company acquired Marino Technologies, a manufacturer of intermediate bulk container bags with operations in the United States and Mexico. Marino Technologies contributed an additional $11.2 million in revenues during the quarter. The Marino Technologies acquisition was financed with a US$25 million Term Loan from the Company's current banking syndicate.

The decrease in earnings during the current quarter compared to the same quarter last year, relates to a decrease in margins attributed to continuing difficult market conditions affecting our Textile Operations and, in particular, the demand for polyester-based fabrics and apparel linings for the men's and women's tailored clothing markets in the United States and Canada. Results for the quarter were also adversely affected by manufacturing under recovery of overhead costs at our primary polypropylene weaving plant in South Carolina.

The current quarter results also include non-recurring expenses of $2.2 million related to the privatization process for the Company which was completed in October 1999. These costs include the independent valuation of the Company's shares, as well as legal and other fees related to the privatization process.

The increase in amortization of goodwill and interest expense relates to additional costs related to the two business acquisitions completed in 1999.

Home Furnishings and Fashion Sector

Sales in the Home Furnishings and Fashion sector decreased by 10.3% in the quarter ended September 30, 1999 compared to the same quarter last year. This Sector's apparel-related product lines have been adversely affected by increased import competition from fabrics and garments entering the North American market from countries with low cost labour. The significantly lower sales in the polyester-based fashion apparel fabrics was partly offset by an increase in sales of home furnishings curtaining fabrics. EBITDA in this sector was $7.4 million in the September 1998 quarter as compared to $5.9 million in the September 1999 quarter.

Performance Fabrics Sector

Sales in the Performance Fabrics sector increased by 11.2% during the current quarter compared to the same quarter last year. This increase is attributed to increased sales of higher margined nylon and industrial fabrics. The increase is also attributed to an additional $2.0 million in sales revenue from Royalton acquired in February 1999. This sector's sales increase was partly offset by weaker sales in the apparel linings fabrics business which is being affected by the lower production by North American apparel manufacturers. EBITDA in this sector increased from $2.1 million in the September 1998 quarter to $2.9 million in the September 1999 quarter as a result of higher sales and improved product mix.

Polypropylene Sector

Sales in the Polypropylene sector increased by 28.6% compared to the same quarter last year. This increase relates primarily to additional sales contributed by the Marino Technologies acquisition, growth in bulk bag sales in Mexico, offset by lower sales of woven geotextiles and intermediate bulk container fabrics in the United States. EBITDA for the quarter increased from $6.3 million in the September 1998 quarter to $6.8 million during the current quarter as a result of additional EBITDA contributed by the Marino acquisition.

Nine-Month Results

Sales for the nine months ended September 30, 1999 are 1.3% higher than reported for the same period in 1998. The increase in sales is due to additional sales generated by business acquisitions and good growth in nylon-based fabric sales offset by difficult market conditions experienced by the North American textile manufacturers for tailored clothing. The loss for the nine months ended September 30, 1999 was $1.4 million compared to earnings of $4.7 million in the prior year. The lower earnings are attributed to slightly lower gross margins, higher financing costs and the inclusion in the 1999 results of certain non-recurring expenses related to the privatization of the Company as well as certain severance and rationalization costs recorded in the Textile Operations.

Year 2000 Update

The Company's ongoing Year 2000 Program is progressing on schedule. As of September 30th, 1999, on average, approximately 95% of the conversion of key components and systems was tested and completed. The remaining few items are well defined and scheduled for timely completion prior to year end. As previously reported, the total cost for addressing the Year 2000 issue is estimated to be $5 million.

Consoltex continues to follow-up on the work performed by its key business partners with respect to the implementation of their Year 2000 readiness program. We are satisfied with the progress made to date. However, there can be no assurance that the Year 2000 issue will not cause any disruptions mostly because of the aspects that are beyond Consoltex's control.

Each business unit is in the process of developing or have completed, a contingency and action plan to rapidly restore critical activities following unexpected interruptions or failures that could occur. Throughout the remainder of the year these plans will be updated to adapt to changing business circumstances.

Outlook

The restructuring changes we have made in our Textile Operations combined with the expected improvement in market conditions should result in improved performance. The Polypropylene Operations, with its recently announced acquisition of Marino Technologies should improve its operating performance over the short to mid-term.

                              CONSOLTEX GROUP INC.

CONSOLIDATED
STATEMENT OF EARNINGS

---------------------------------------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars, except per share amounts)      Quarter ended September 30        Nine months ended September 30
(unaudited)                                                        1999             1998 (1)           1999             1998 (1)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                  (restated)                          (restated)
Sales - Canada                                                  $     18,253     $     17,179       $     63,052     $     61,834
        - Exports from Canada                                         22,158           24,372             67,698           72,954
        - United States                                               63,996           54,455            175,932          172,012
        - Latin America                                               21,825           16,690             61,098           56,367
---------------------------------------------------------------------------------------------------------------------------------
                                                                     126,232          112,696            367,780          363,167

Cost of sales                                                         98,705           86,564            283,771          276,779
Selling and administrative expenses                                   13,132           11,715             40,230           36,427
Foreign exchange (gain) loss                                             151            1,861               (583)           3,088
Depreciation and amortization                                          6,416            5,041             18,140           15,940
---------------------------------------------------------------------------------------------------------------------------------

Earnings from operations                                               7,828            7,515             26,222           30,933

Other income (expense)                                                (2,191)              --             (2,327)              --

Financing costs:
         Interest expense, net                                         7,461            6,585             20,170           19,091
         Factor expenses                                                 585              578              1,711            1,611
         Amortization of deferred financing expenses                     602              412              1,446            1,288
---------------------------------------------------------------------------------------------------------------------------------
                                                                       8,648            7,575             23,327           21,990

Earnings (loss) before income taxes                                   (3,011)             (60)               568            8,943
Provision for (recovery of) income taxes                                (218)             851              1,959            4,215
---------------------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                                             $     (2,793)    $       (911)      $     (1,391)    $      4,728
                                                                =================================================================

EBITDA (2)                                                      $     14,395     $     14,417       $     43,779     $     49,961

Earnings (loss) per share - Basic                               $      (0.16)    $      (0.05)      $      (0.08)    $       0.28
                    - Fully diluted                                         *                *                  *    $       0.27

Average number of shares outstanding                              17,040,217       17,032,717         17,037,217       17,030,217

o     Non-dilutive or anti-dilutive

(1) In the first quarter of 1999, the Company retroactively adopted the Canadian Institute of Chartered Accountants new recommendations for the accounting for income taxes which require the use of the liability method. As a result, prior years' balance sheets, income statements and statements of cash flows have been restated.

(2) Earnings before interest, taxes, depreciation, amortization, foreign exchange gain or loss and items included in other income (expense).

                              CONSOLTEX GROUP INC.

CONSOLIDATED
BALANCE SHEET

-----------------------------------------------------------------------------------------
                                                                  Actual         Actual
(in thousands of Canadian dollars)                              September 30  December 31
(unaudited)                                                        1999         1998 (1)
-----------------------------------------------------------------------------------------
                                         ASSETS                               (restated)
Current assets -
         Cash                                                    $   2,207    $   3,883
         Accounts receivable and prepaid expenses                   80,312       55,633
         Inventories                                               137,900      110,382
         Current portion of future income tax assets                 2,982        3,017
---------------------------------------------------------------------------------------
                                                                   233,401      172,915

Fixed assets, net                                                  162,261      162,106
Goodwill                                                           108,019       74,091
Other assets                                                        10,994       15,558
Future income tax assets                                            10,931        9,742
---------------------------------------------------------------------------------------

Total assets                                                     $ 515,606    $ 434,412
                                                                 ======================

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities -
         Bank loans                                              $  64,146    $  42,515
         Accounts payable and accrued liabilities                   71,944       46,371
         Income taxes payable                                        5,006        6,934
         Current portion of long-term debt                          10,315       10,714
         Current portion of long-term liabilities                    6,690           --
         Current portion of future income tax liabilities            4,844        4,900
---------------------------------------------------------------------------------------
                                                                   162,945      111,434

Long-term debt                                                     223,619      202,026
Other long-term liabilities                                         14,486        4,687
Future income tax liabilities                                       41,505       41,993

Shareholders' equity -
         Share capital                                              93,006       92,998
         Retained earnings                                          10,422       11,813
         Deferred translation adjustment                           (30,377)     (30,539)
---------------------------------------------------------------------------------------
                                                                    73,051       74,272
---------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                       $ 515,606    $ 434,412
                                                                 ======================

(1) In the first quarter of 1999, the Company retroactively adopted the Canadian Institute of Chartered Accountants new recommendations for the accounting for income taxes which require the use of the liability method. As a result, prior years' balance sheets, income statements and statements of cash flows have been restated

                              CONSOLTEX GROUP INC.

CONSOLIDATED
STATEMENT OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars)                                    Quarter ended September 30      Nine months ended September 30
(unaudited)                                                            1999               1998 (1)       1999              1998 (1)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                       (restated)                        (restated)
Funds provided by (used for) operations:

   Net earnings (loss) for the period                                $ (2,793)          $   (911)       $ (1,391)          $  4,728
   Depreciation                                                         4,940              3,941          14,665             12,010
   Amortization of goodwill and other assets                            1,476              1,100           3,475              3,930
   Amortization of deferred financing expense                             602                412           1,446              1,288
   Gain on sale of land                                                    --                 --              --               (745)
   Future income taxes                                                   (364)              (289)           (841)            (1,055)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        3,861              4,253          17,354             20,156
   Changes in -
     Accounts receivable and prepaid expenses                             807              1,758         (18,213)           (22,350)
     Inventories                                                       (7,861)            (4,741)        (23,409)           (11,034)
     Accounts payable and accrued liabilities                          (2,010)             3,107          18,306             11,501
     Income taxes payable                                              (2,310)               256          (2,628)               962
-----------------------------------------------------------------------------------------------------------------------------------
Net funds provide by (used for) operations                             (7,513)             4,633          (8,590)              (765)

Investments:
    Purchase of fixed assets                                           (3,372)            (7,644)        (11,955)           (17,446)
    Proceeds on sale of land                                               --                 --              --                328
    Acquisition of Royalton S.A. de C.V                                    --                 --          (5,314)                --
    Acquisition of Marino Technologies Inc.                           (39,720)                --         (39,720)                --
-----------------------------------------------------------------------------------------------------------------------------------
Net funds used before financial transactions                          (50,605)            (3,011)        (65,579)           (17,883)

Financial transactions:
    Increase in bank loans                                              5,589              6,103          21,631             27,042
    Issuance of long-term debt                                         36,840                 --          36,840                 --
    Repayment of long-term debt                                        (5,222)            (2,638)        (10,447)            (6,428)
    Increase in other long-term liabilities                            12,329                921          13,540              1,178
    Issuance of share capital                                               8                 --               8                 20
    Others                                                                107             (1,574)          2,331             (3,211)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                              (954)              (199)         (1,676)               718

Cash at the beginning of the period                                     3,161              1,791           3,883                874
-----------------------------------------------------------------------------------------------------------------------------------
Cash at the end of the period                                        $  2,207           $  1,592        $  2,207           $  1,592
                                                                   ================================================================

(1) In the first quarter of 1999, the Company retroactively adopted the Canadian Institute of Chartered Accountants new recommendations for the accounting for income taxes which require the use of the liability method. As a result, prior years' balance sheets, income statements and statements of cash flows have been restated

                              CONSOLTEX GROUP INC.

CONSOLIDATED
SEGMENT DISCLOSURES

------------------------------------------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars)                               Quarter ended September 30        Nine months ended September 30
(unaudited)                                                      1999             1998 (1)             1999             1998 (1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                (restated)                           (restated)
Sales:
  Home Furnishings and Fashion sector -
      From external customers                                 $  25,224         $  28,127            $  78,294         $  85,281
      Intersegment sales                                            687               249                2,231               815
  Performance Fabrics sector -
      From external customers                                    49,587            44,586              156,164           149,164
      Intersegment sales                                            461               860                2,192             2,769
  Polypropylene sector -
      From external customers                                    51,421            39,983              133,322           128,722
      Intersegment sales                                             --                --                   --                --
--------------------------------------------------------------------------------------------------------------------------------
Total for reportable segments                                   127,380           113,805              372,203           366,751
  Intersegment sales                                             (1,148)           (1,109)              (4,423)           (3,584)
--------------------------------------------------------------------------------------------------------------------------------
Consolidated sales                                            $ 126,232         $ 112,696            $ 367,780         $ 363,167
                                                              ==================================================================

EBITDA:
  Home Furnishings and Fashion sector                         $   5,879         $   7,423            $  18,198         $  22,293
  Performance Fabrics sector                                      2,911             2,133               10,308            10,642
  Polypropylene sector                                            6,772             6,335               19,399            21,055
--------------------------------------------------------------------------------------------------------------------------------
Total for reportable segments                                    15,562            15,891               47,905            53,990
Corporate                                                        (1,167)           (1,474)              (4,126)           (4,029)
--------------------------------------------------------------------------------------------------------------------------------
Consolidated EBITDA                                              14,395            14,417               43,779            49,961

  Foreign exchange (gain) loss                                      151             1,861                 (583)            3,088
  Depreciation and amortization                                   6,416             5,041               18,140            15,940
  Other income (expense)                                         (2,191)               --               (2,327)               --
  Financing costs                                                 8,648             7,575               23,327            21,990
  Income taxes (recovery)                                          (218)              851                1,959             4,215
--------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                           $  (2,793)        $    (911)           $  (1,391)        $   4,728
                                                              ==================================================================

                                                                                                    September 30     December 31
                                                                                                        1999             1998
--------------------------------------------------------------------------------------------------------------------------------
Segment assets:
  Home Furnishings and Fashion sector                                                                $  84,723         $  78,569
  Performance Fabrics sector                                                                           148,077           125,942
  Polypropylene sector                                                                                 277,010           225,613
--------------------------------------------------------------------------------------------------------------------------------
Total for reportable segments                                                                          509,810           430,124
  Corporate                                                                                              5,796             4,288
--------------------------------------------------------------------------------------------------------------------------------
Consolidated total assets                                                                            $ 515,606         $ 434,412
                                                                                                     ===========================

(1) In the first quarter of 1999, the Company retroactively adopted the Canadian Institute of Chartered Accountants new recommendation for the accounting for income taxes which require the use of the liability method. As a result, prior years' balance sheets, income statements and statements of cash flows have been restated.

Subsequent Event

On October 18, 1999, American Industrial Partners ("AIP"), a private investment partnership purchased, through an indirect wholly-owned subsidiary, over 14.7 million of Consoltex Group Inc.'s Subordinate Voting Shares which had been tendered under AIP's take-over bid for a price of $5.60 per share. AIP intends to acquire the balance of Consoltex Group Inc.'s untendered Subordinate Voting Shares, thus taking the Company private.